ANNIE MAY'S NEW ENGLAND LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "Agreement"), effective as of the 3rd day of July, 2018, is entered into by and among the Persons identified as Members on Schedule A annexed hereto, incorporated herein and made a part hereof (each, for such period of time as it shall remain a Member hereunder, a "Member") and the Managers (as defined below).

WHEREAS, Annie May's New England LLC (the "LLC") was formed pursuant to the Delaware Limited Liability Company Act (the "Act") by the filing on July 3, 2018 of a Certificate of Formation (as such Certificate may be amended from time to time, the "Certificate of Formation") in the office of the Secretary of State of the State of Delaware; and

WHEREAS, capitalized terms used herein, and not otherwise defined herein, have the meanings ascribed to them in Appendix I annexed hereto, incorporated herein and made a part hereof;

NOW, THEREFORE, in consideration of the mutual covenants herein expressed, the parties hereto hereby agree as follows:

1. Principal Office; Registered Office and Registered Agent. The principal office of the LLC shall initially be P.O. Box 470747, Brookline, MA 02447. The name and address of the registered agent of the LLC for service of process pursuant to the Act shall initially be The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and the LLC's registered office in the State of Delaware shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Board of Managers may, upon compliance with the applicable provisions of the Act, change the LLC's principal office, its registered office or registered agent from time to time, all as determined by the Board of Managers.

2. Purpose. The LLC is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, advisable, convenient or incidental thereto, including without limitation, the franchising of bakeries. The LLC shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

3. Management.

(a) *Authority of Board of Managers*. Except as otherwise required by the Act or other applicable law, the Board of Managers shall have the authority to (i) exercise all the powers and privileges granted to a limited liability company by the Act or any other law or this Agreement, together with any powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the business, trade, purposes or activities of the LLC in the State of Delaware or in any other jurisdiction in which the LLC shall conduct business and (ii) take any other action not prohibited under the Act or other applicable law; and,

except as provided in Sections 3(b) and 13(b) hereof, no Member acting in its capacity as a Member shall have any authority, power or privilege to act on behalf of or to bind the LLC.

(b) *Managers*. Doryphore Ventures, LLC is hereby designated as the sole manager (the "Manager") of the LLC. For purposes of this Agreement, the term "Board of Managers" shall mean the Manager or Managers of the LLC in the aggregate acting as the governing body of the LLC. If at any time there is no Manager, the number of Managers may be determined and one or more Managers may be designated by Consent of the Members. A Manager's status as a Manager may be terminated at any time by Consent of the Members. Any Manager may resign from, retire from, abandon or otherwise terminate its status as a Manager upon prior notice to the LLC.

(c) *Actions of Board of Managers*. Except as otherwise specifically provided herein, all decisions or actions to be made or taken by the Board of Managers shall require the "Consent of the Board of Managers," which shall mean the affirmative vote of a majority in number of the Managers. In the event that any additional Managers are appointed to the Board of Managers, then the definition of "Consent of the Board of Managers" may be amended in such a manner as shall be determined by the Consent of the Board of Managers appointing such additional Managers.

(d) *Transactions with Affiliates*. The Board of Managers may cause the LLC to enter into one or more agreements, leases, loans, contracts or other arrangements with respect to furnishing or receiving goods, services, debt financing or real estate with any Member, any Manager or an Affiliate thereof, and may pay compensation thereunder for such goods, services, debt financing or real estate, *provided* in each case that the Board of Managers has determined in good faith, and the Board of Managers reasonably believed, that the terms of any such arrangements are in or not opposed to the best interests of the LLC.

(e) *Power of Manager to Bind the LLC*. Except as otherwise provided below, the signature of any Manager acting alone on any agreement, contract, instrument or other document shall be sufficient to bind the LLC in respect thereof and conclusively evidence the authority of the Board of Managers and the LLC with respect thereto, and no third party need look to any other evidence or require joinder or consent of any other party to bind the LLC or to evidence such authority.

(f) *Appointment of Officers and Other Agents*. The Board of Managers may appoint one or more individuals as agents of the LLC with, in each case, such title, duties, power and authority as the Board of Managers shall determine from time to time, and such agents may be referred to as officers of the LLC; *provided, however*, that no such appointment by the Board of Managers by itself shall cause any Manager to cease to be a "manager" of the LLC within the meaning of the Act or this Agreement or restrict the ability of the Board of Managers to exercise the powers so delegated. Unless the authority of the agent designated as the officer in question is limited in the document appointing such officer or is otherwise specified by the Board of Managers, any officer so appointed shall have the same authority to act for the LLC as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority.

(g) *Standard of Care for Managers*. Each Manager shall perform its duties hereunder in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the LLC. Each Manager shall be entitled to rely, in the performance of such duties, on information, opinions, reports or statements, including financial statements, in each case prepared by one or more agents or employees, counsel, certified public accountants or other Persons employed by the LLC, as to matters that such Manager believes to be within such Persons' special competence.

4. Capital Contributions; Capital Accounts; and Liability of Members.

(a) *Capital of Members*. The initial capital contributions that each Member has made to the LLC on or before the date of this Agreement are set forth on Schedule A. Any additional capital contributions made by any Member shall be properly reflected on the books and records of the LLC.

(b) *Additional Capital*. No Member shall be obligated to contribute any additional capital to the LLC. The Board of Managers has the authority to seek and raise additional capital for the LLC, whether from existing Members or additional members, and in such event, a Member's Percentage Interest may be diluted.

(c) *Capital Accounts*. A separate capital account (each, a "Capital Account") shall be established for each Member and shall be maintained in accordance with applicable regulations ("Treasury Regulations") under the Internal Revenue Code of 1986, as amended (the "Code").

(d) *Liability of Members*. Except as otherwise provided by the Act, the debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member shall be obligated personally for any such debt, obligation or liability of the LLC by reason of being a member of the LLC. No Member shall be required to lend any funds to the LLC except as otherwise required in a separate agreement. The liability of each Member for the losses, debts and obligations of the LLC shall be limited to its capital contributions theretofore made to the LLC by such Member (or its predecessor in interest) which have not been previously repaid to or withdrawn by such Member (or its predecessor in interest) in accordance with the terms of this Agreement. No Member shall have any liability to restore any negative balance in its Capital Account.

(e) *Admission of Additional Members*. Subject to any restrictions or other applicable procedures imposed by Sections 4 and 8 hereof, additional members may be admitted to the LLC on such terms and conditions as may be specified by the Board of Managers. In connection with any such admission, including any admission due to a Transfer of any Units under Section 8 hereof, Schedule A shall be amended by the Board of Managers to reflect the inclusion of the additional Member(s) (or an additional Schedule may be added).

5. Return of Contributions. No Member shall have the right to withdraw or to be repaid any capital contributed by it or to receive any other payment in respect of such Member's LLC

Interest, including without limitation as a result of the withdrawal or resignation of such Member from the LLC, except as specifically provided in Section 6 hereof.

6. Distributions.

(a) *In General.* All distributions (including without limitation distributions upon liquidation of the LLC) shall be made to the Members in proportion to their respective Units. Except as provided in Section 6(c) hereof, any distributions made prior to the liquidation of the LLC shall be made at such times and in such manner as shall be determined by the Board of Managers in its sole discretion and shall be made after repayment of expenses of the Managers and the Company and setting aside an appropriate reserve.

(b) *Distributions of Cash and Other Property.* Except as the Board of Managers may otherwise determine, all distributions to Members shall be made in cash. If any assets of the LLC are distributed in kind, such assets shall be distributed pro-rata on the basis of their fair market value as determined by the Board of Managers. Any amounts not distributed upon liquidation of the LLC pursuant to Section 6(a) hereof on account of expenses and reserves shall serve to reduce the distributions made to each Member pursuant to Section 6(a) hereof in a manner reasonably determined by the Board of Managers. Any such reserves as remain after payment of contingent liabilities shall be distributed to the Members in the manner in which they served to reduce the distributions thereto.

(c) *Tax Distributions.* In the event that the cumulative amount of distributions made to the Members pursuant to Section 6(a) hereof for any fiscal year of the LLC is less than the cumulative amount of distributions that would have been made pursuant to this Section 6(c) for such fiscal year, then the Board of Managers shall, to the extent of the cash then available to the LLC (after taking into account reasonable reserves, as determined by the Board of Managers in their discretion, for anticipated future expenditures), make a distribution (a "Tax Distribution") to the Members entitled thereto in an amount equal to the Members' Estimated Tax Liability for the previous fiscal year. For purposes of this Section 6(c), the "Members' Estimated Tax Liability" means the *product* of (i) the taxable income of the LLC, determined without regard to any income, gain, loss or deduction attributable to any "built-in gain" within the meaning of (and the elimination of any book-tax disparity related thereto pursuant to) Code Section 704(c), for the previous fiscal year of the LLC, as projected from time to time in good faith by the Board of Managers, *multiplied by* (ii) the Tax Distribution Rate, which amount shall be distributed among the Members *pro rata* in proportion to their respective estimated approximate allocable shares of such taxable income for such year, as so projected. For purposes of this Section 6(c), the "Tax Distribution Rate" shall mean such percentage as may be approved by the Board of Managers as the approximate highest current marginal combined federal and state income tax rate applicable to an individual resident in Massachusetts, or another state, as determined by the Board of Managers, taking into account the character of the income (such as ordinary income or capital gains) as reasonably determined by the Board of Managers (determined after giving effect to the deduction (if allowable) of state income taxes for federal income tax purposes). All amounts distributed to Members pursuant to this Section 6(c) shall be advances of amounts otherwise distributable to Members under the provisions of Section 6 hereof. Notwithstanding the foregoing, no Tax Distributions shall be made in connection with the liquidation of the LLC or

with respect to any proceeds realized by the LLC upon any transaction (other than in the ordinary course of business of the LLC) at the time of or in connection with such liquidation.

(d) *Withholding of Taxes*. If the LLC incurs a withholding tax obligation with respect to the share of income allocated to any Member, (i) any amount which is (A) actually withheld from a distribution that would otherwise have been made to such Member and (B) paid over in satisfaction of such withholding tax obligation shall be treated for all purposes under this Agreement as if such amount had been distributed to such Member, and (ii) any amount which is so paid over by the LLC, but which exceeds the amount, if any, actually withheld from a distribution which would otherwise have been made to such Member, shall be treated as an interest-free advance to such Member. Amounts treated as advanced to any Member pursuant to this Section 6(d) shall be repaid by such Member to the LLC within 10 days after notice to such Member from the Board of Managers or from any other Member making demand therefor. Any amounts so advanced and not timely repaid shall bear interest, commencing on the expiration of such 10-day period, compounded monthly on unpaid balances, at an annual rate equal to the sum of the "applicable federal rate" as defined in Code Section 1274(d) for short-term loans as of such expiration date plus 4%. The LLC shall be entitled to collect any unpaid amounts from any LLC distributions that would otherwise be made to such Member.

7. Allocations and Certain Tax Matters.

(a) *Allocations of Income, Gain, Deduction and Loss*. All items of income, gain, deduction and loss of the LLC as determined for federal income tax purposes shall be allocated among the Members, and shall be credited or debited to their respective Capital Accounts in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible that such allocations satisfy the economic effect equivalence test of Treasury Regulation Section 1.704-1(b)(2)(ii)(*i*). In accordance therewith, all items that can have economic effect shall be allocated in such a manner that the balance of each Member's Capital Account at the end of any taxable year of the LLC (increased by the *sum* of (i) such Member's "share of partnership minimum gain" as defined in Treasury Regulation Section 1.704-2(g)(1) *plus* (ii) such Member's "share of partner nonrecourse debt minimum gain" as defined in Treasury Regulation Section 1.704-2(i)(5)) would be positive in the amount of cash that such Member would receive if the LLC sold all of its assets for an amount of cash equal to the book value (as determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*)) of such assets (reduced, but not below zero, by the amount of nonrecourse debt to which property is subject) and all of the cash of the LLC remaining after payment of all liabilities (other than nonrecourse liabilities) of the LLC were distributed in liquidation of the LLC immediately following the end of such taxable year pursuant to Section 6(a) hereof. All items of income, gain, deduction and loss that cannot have economic effect (including nonrecourse deductions) shall be allocated in accordance with each Member's interest in the LLC (*i.e.*, the "partner's interest in the partnership" within the meaning of Code Section 704(b) and the Treasury Regulations thereunder) which, unless otherwise required by Code Section 704(b) and the Treasury Regulations thereunder, shall be in a manner consistent with the Members' entitlement to distributions.

(b) *Tax Allocations.* Items of income, gain, deduction and loss for purposes of determining the Members' Capital Accounts (that is, for "book purposes") shall be determined in accordance with the same principles as such items are determined for reporting such items on the LLC's federal income tax return. All items of income, gain, deduction, loss or credit for tax purposes shall be determined in accordance with the Code and, except to the extent otherwise required by the Code, allocated to and among the Members in the same percentages in which the Members share in such items for book purposes.

(c) *Certain Allocations with Respect to Contributed Property.* In accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of depreciation, amortization, gain, loss and deduction with respect to any property contributed to the capital of the LLC shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the LLC for federal income tax purposes and its initial book value, such allocation to be made by the Board of Managers in accordance with any permissible method under applicable Treasury Regulations.

(d) *Tax Elections.* Any elections or other decisions relating to allocations of income, gain, deduction, loss or credit hereunder or any other tax elections (including elections under Code Section 754) that must be made at the LLC level (as opposed to by the Members) shall be made (or not made) by the Board of Managers in its sole discretion.

(e) *LLC Interests Held During Portion of Taxable Year.* For purposes of determining the income, gain, loss, deduction or credit, or any other items allocable to any period, such items shall be determined on a daily, monthly or other basis as determined by the Board of Managers using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(f) *Consistent Reporting.* The Members are aware of the income tax consequences of the allocations made by this Section 7 and hereby agree to be bound by the provisions of this Section 7 in reporting their distributive shares of LLC income and loss for income tax purposes.

8. Restrictions on Transfers and Issuances of LLC Interests.

(a) *Restrictions in General.* Except as otherwise provided in this Section 8, no Member shall Transfer any Units without the Consent of the Board of Managers, which consent may be given or withheld in the Board of Managers' sole discretion. The immediately preceding sentence of this Section 8(a) shall not apply to or otherwise prevent (1) the transfer or assignment by a Member, voluntarily or by operation of law, of all of his, her or its Units to an Affiliate of such Member, (2) the transfer by a legally incompetent Member, voluntarily or by operation of law, of all of his, her or its Units to the legal representative of such legally incompetent Member, or (3) a transfer for legitimate tax or estate planning purposes; provided, however, that in any of the foregoing permitted cases, each transferee agrees in writing to be bound by all of the provisions of this Agreement.

(b) *Issuance of LLC Interests.* During the term of this Agreement, the LLC shall not issue any Units to any Person (other than a Person which is already a Member hereunder) unless such Person agrees in writing to be bound by all of the provisions of this Agreement.

(c) *Compliance with Securities Laws*. Notwithstanding anything to the contrary herein, the LLC shall not issue any Units, and no Member shall Transfer any Units, to the extent that such issuance or Transfer would violate the Securities Act of 1933, as amended, or any other federal or state securities or blue sky laws.

9. Priorities. No Member shall have any rights or priority over any other Members as to contributions or as to distributions or compensation by way of income, except as specifically provided in this Agreement.

10. Term; Dissolution of the LLC.

(a) *Term*. The term of the LLC shall be perpetual, unless sooner terminated as hereinafter provided.

(b) *Events of Dissolution or Liquidation*. The LLC shall be dissolved upon the happening of any of the following events:

(i) the Consent of the Board of Managers;

(ii) the sale of all or substantially all of the assets of the LLC; or

(iii) the entry of a decree of judicial dissolution under the Act.

Following any of the foregoing events, the Board of Managers shall proceed diligently to liquidate the assets of the LLC in a manner consistent with commercially reasonable business practices.

(c) *Distributions upon Liquidation*. In connection with the liquidation of the LLC, the assets of the LLC shall be applied and distributed in the following order of priority:

(i) to creditors of the LLC, including Members, in the order of priority provided by law, and the creation of a reserve of cash or other assets of the LLC for contingent liabilities in an amount, if any, determined by the Board of Managers to be appropriate for such purposes; and

(ii) to the Members in accordance with the provisions of Section 6 hereof.

11. Financial and Accounting Matters.

(a) *Books and Records*. The Board of Managers shall keep or cause to be kept complete and accurate books and records of the LLC, using the same methods of accounting that are used in preparing the federal income tax returns of the LLC to the extent applicable and otherwise in accordance with generally accepted accounting principles consistently applied. Such books and records shall be maintained and available, in addition to any documents and information required to be furnished to the Members under the Act, at the principal business

office of the LLC for examination and copying by any Member or Manager, or its duly authorized representative, at its reasonable request and at its expense during ordinary business hours. A current list of the full name and last known address of each Member and Manager, a copy of this Agreement, any amendments thereto and the Certificate of Formation, executed copies of all powers of attorney, if any, pursuant to which this Agreement, any amendment, or the Certificate of Formation has been executed, copies of the LLC's financial statements and federal, state and local income tax returns and reports, if any, for each of the last six fiscal years of the LLC, shall be maintained at the principal business office of the LLC along with such other information, if any, as may be required to be made available to Members pursuant to Section 18-305 of the Act. On or before the due date (including extensions) of the federal income tax return of the LLC for each fiscal year of the LLC, each Member shall be furnished with such Member's federal Schedule K-1 for such fiscal year and any other tax information reasonably required for federal, state or local tax purposes.

(b) *Bank Accounts*. Bank accounts and/or other accounts of the LLC shall be maintained in such banking and/or other financial institution(s) as shall be selected by the Board of Managers, and withdrawals shall be made and other activity conducted on such signature or signatures as shall be designated by the Board of Managers.

(c) *Fiscal Year*. Except as otherwise required by the Code, the fiscal year (and taxable year) of the LLC shall end on December 31 of each year.

(d) *Tax Matters Partner*. Doryphore Ventures, LLC shall be the "tax matters partner" of the LLC for purposes of the Code until its bankruptcy, insolvency, resignation or the designation of its successor, whichever occurs sooner. Any subsequent "tax matters partner" shall be designated from time to time by the Board of Managers, except to the extent the Code and/or Treasury Regulations require such designation to be made in another manner.

12. Indemnity; Other Business.

(a) *Indemnity*. Each Member, each Manager and any other entity or individual authorized to act on behalf of the LLC shall be entitled to indemnity from the LLC for any liability incurred and/or for any act performed within the scope of the authority conferred, and/or for any act omitted to be performed, which indemnification shall include all reasonable expenses incurred, including reasonable legal and other professional fees and expenses; *provided, however*, that such Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the LLC; *provided further* that any indemnity under this Section 12(a) shall be provided out of and only to the extent of the LLC's assets, and no Member shall have personal liability on account thereof.

(b) *Outside Interests*. The Members, each Manager, and any Affiliates of any of them may engage in and possess interests in other business ventures and investment opportunities of every kind and description, independently or with others, including without limitation serving as manager and general partner of other limited liability companies and partnerships whether or not such other business venture or investment opportunity shall be in direct competition with the business and activities of the LLC. Neither the LLC nor any other

Member or any Manager shall have any rights in or to such ventures or opportunities or the income or profits therefrom

(c) *Confidential Information*. Unless otherwise approved by the LLC, no Person shall use any proprietary or confidential information owned by the LLC other than for the benefit of the LLC, whether or not such Person is or remains a Member, Manager, Affiliate of a Member or Manager, officer, employee or other agent of the LLC.

13. Miscellaneous.

(a) *Binding Effect*. Subject to the restrictions on Transfers set forth herein, the terms of this Agreement shall be binding upon and shall inure to the benefit of (i) the Members and their respective successors, successors-in-title, heirs and assigns and (ii) the Managers and any successors thereto designated pursuant to Section 3(b) hereof. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person not a party hereto, including without limitation any creditor of the LLC (including any Member acting in its capacity as a creditor of the LLC) or any creditor of any Member.

(b) *Amendment*. No amendment of this Agreement shall be valid or binding unless such amendment is made with the Consent of the Board of Managers; *provided, however*, that no amendment that could materially adversely and disproportionately affect the economic rights and obligations of any individual Member shall be made without such Member's prior written consent; and *provided, further, however*, that no provision of this Agreement which requires the unanimous consent of the Managers or the Members, or the consent of specific Managers or Members, shall be amended without the unanimous or specific consent of the Managers and/or Members, as applicable. Notwithstanding the foregoing, this Agreement may be amended from time to time by the Consent of the Board of Managers, without the consent of any Member: (i) to cure any ambiguity, to correct or supplement any provision hereof which may be inconsistent with any other provision hereof, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) to preserve the status of the LLC as a "partnership" for federal income tax purposes; and (iii) to amend Schedule A, or add a new Schedule, to reflect the admission or withdrawal of Members, or change in Percentage Interests or Units of any Members, as authorized by this Agreement.

(c) *Governing Law*. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware, notwithstanding any choice of law rules to the contrary.

(d) *Counterparts*. This Agreement may be executed in any number of counterparts, all of which together shall for all purposes constitute one Agreement, binding on all the Members and Managers notwithstanding that they have not signed the same counterpart.

(e) *Notices*. All notices under this Agreement shall be effective (i) on the fifth business day after being sent by certified mail, return receipt requested, postage prepaid, (ii) when received, if delivered by hand, (iii) the following business day after having been timely

sent by reputable overnight courier service for priority, next-day delivery, or (iv) upon confirmation of receipt by the recipient after having been sent by electronic mail or fax (but on the next business day after confirmation of receipt if such receipt is after business hours at the time and place of receipt). All such notices in order to be effective shall be in writing and shall be addressed (to the recipient's street address, electronic mail address or fax number, as the case may be), if to the LLC at its principal office address, electronic mail address or fax number, as the case may be, set forth in Section 1 hereof and if to a Member at the last street address, electronic mail address or fax number, as the case may be, of record on the LLC's books, and copies of such notices shall also be sent to the last such address for the recipient which is known to the sender, if different from the address so specified. Copies of such notices shall also be sent to Brown & Rosen, LLC, 100 State Street, 9th Floor, Boston, MA 02110, Attention: Joseph S. Rosen, Esq., phone: (617) 728-9111, fax: (617) 695-3202, email: jrosen@brownrosen.com. Notice addresses may be changed at any time by notice as provided in this Section 13(e).

(f) *Interpretation*. As used herein, the singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice-versa, unless the context otherwise requires.

(g) *Entire Agreement*. This Agreement, including all Schedules and Appendices attached hereto and the Certificate of Formation, which are hereby incorporated herein, embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(h) *Severability*. If any provision of this Agreement is held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of this Agreement shall be enforceable in accordance with its terms; *provided, however,* that this Agreement continues to reasonably and substantially reflect the intent of the parties expressed herein taking into account the exclusion of such unenforceable provision.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Members and the Managers have executed this Agreement as of the date first above written.

MANAGERS:

DORYPHORE VENTURES, LLC

By: Robert C May

Name: Robert May
Title: Manager

MEMBERS:

DORYPHORE VENTURES, LLC

By: Robert C May

Name: Robert May
Title: Manager

Tonya May

Tonya May

SCHEDULE A
TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
ANNIE MAY'S NEW ENGLAND LLC

MEMBER (include street address and electronic mail address for notice if available)	INITIAL CAPITAL CONTRIBUTIONS	PERCENTAGE INTEREST	COMMON UNITS
Doryphore Ventures, LLC 281 Walnut Street Brookline, MA 02445 E-mail: robert.c.may@gmail.com	$_______	55%	550,000
Tonya May Address: E-mail:	$_______	45%	450,000
TOTAL	**$_______**	**100.0%**	1,000,000

APPENDIX I

DEFINED TERMS

Capitalized terms used in this Agreement shall have the meanings specified in this Appendix I.

"Affiliate" means, with respect to a specified Person, any other Person that directly or indirectly controls, is under common control with, or is controlled by, the specified Person. As used herein, the term "control" means the possession by a Person, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through ownership of voting securities, by contract or otherwise.

"Consent of the Members" means the prior affirmative written consent or approval of Members holding more than 50% of the Units. Whenever any action, event or other circumstance requires the Consent of the Members, the Board of Managers shall deliver reasonable prior notice to all Members describing such action, event or circumstance and the action proposed to be taken by the LLC with respect thereto. Each Member shall deliver to the LLC notice of its approval or disapproval of any such proposed action on or before the 14th day after the Board of Managers' delivery of the notice described in the immediately preceding sentence. If any Member fails to deliver such notice within such 14-day period, then such proposed action shall be deemed to have been approved by such Member.

"LLC Interest" means a "limited liability company interest" within the meaning of Section 18-101(8) of the Act, together with all voting or consent rights (if any) and any other rights appertaining to such limited liability company interest under this Agreement.

"Percentage Interests" means the respective overall percentage interests that the Members hold in the LLC as set forth on Schedule A (as such Schedule may be amended from time to time).

"Person" means any natural person or any general partnership, limited partnership, limited liability partnership, limited liability limited partnership, corporation, joint venture, trust, business trust, cooperative, association, limited liability company or other entity, including the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

"Transfer" (and corresponding grammatical variations thereof) means, when used as a noun, any disposition of any Units, for value or otherwise, including, without limitation, any sale, gift, bequest, assignment, pledge or encumbrance, and whether effected by contract, by operation of law or otherwise. "Transfer" (and corresponding grammatical variations thereof) when used as a verb, shall have a correlative meaning.

"Units" means units or shares of LLC Interest, together with all voting or consent rights (if any) and any other rights appertaining to such Units under this Agreement. Units may be common or preferred, as determined by the Board of Managers of the LLC.